SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

25 October 2011

BRIAN GILVARY TO JOIN BP BOARD AS
CHIEF FINANCIAL OFFICER

The board of BP plc today announced that Brian Gilvary will join the board and become the company's chief financial officer (CFO) with effect from 1 January 2012.

Byron Grote, the current CFO, will take up a new role as executive vice president, corporate business activities, on the same date. Dr Grote will also continue as a member of the board.

BP chairman Carl-Henric Svanberg said: "I am very pleased to welcome Brian to the board. His broad experience of BP gained over the past 25 years, most recently as deputy CFO, will make him a valuable addition to the board. On behalf of the board, I would also like to thank Byron for his substantial contribution as CFO over the past nine years - I look forward to continuing to work alongside him on the board."

Bob Dudley, BP chief executive added: "I know Brian will bring his keen strategic awareness and deep technical strengths to the role of CFO. I am also particularly delighted that BP, and I personally, will continue to benefit from Byron's long experience and wise leadership."

Dr Gilvary, 49, has been BP deputy group CFO and head of finance for nearly two years.  Before taking up this role he had been chief executive of BP's commodity trading arm, Integrated Supply and Trading (IST), and, since joining BP in 1986, has previously held executive roles in a number of BP's main business segments. He has been a member of the board of TNK-BP since December 2010, having previously also served on the board from 2003 to 2005.

Dr Grote, 63, has been BP's CFO since 2002. In his new role he will have responsibility for BP's IST, Alternative Energy and shipping businesses as well as the company's technology and remediation management activities.  He joined the board of BP plc in 2000.

Notes to editors:

Biography of Brian Gilvary.
Brian Gilvary is BP's deputy group chief financial officer and head of finance. He is a member of the BP Group Financial Risk Committee and also sits on the board, and the audit and compensation committees, of TNK-BP. Prior to this Brian had been the chief executive officer of Integrated Supply & Trading, the commodity trading arm of BP.

Brian joined BP in 1986 in Exploration & Production technology, moving to Refining & Marketing in 1990 in BP Oil Europe based in Brussels.  He moved to Oil Trading International in 1994, where he held various management roles in London and Connecticut. In 1999, following the merger with Amoco, Brian moved from Trading to take over the commercial management of the Amoco natural gas liquids business in the US and Canada, based in Chicago. In 2000, Brian moved back to London as Chief of Staff for the Refining & Marketing business. During this period he was seconded into the UK Government to advise the Cabinet Office on the fuel crisis in September 2000. In 2001 he became vice president, strategy, taking a lead role in the $5bn acquisition of Veba Oil in Germany. Later in 2001 he became executive assistant to the then group chief executive, Lord Browne. In 2002 he was appointed CFO and Commercial Director of BP's Refining & Marketing segment.

Brian is a member of the Business in the Community International Leadership Team. He was born in Liverpool in the UK and gained a PhD in mathematics from Manchester University. He is married with two children.

A picture of Brian is available on request.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 October 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary